Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

CHINA YUCHAI INTERNATIONAL LIMITED

Singapore, July 7, 2026/PRNewswire/ -- To all Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of CHINA YUCHAI INTERNATIONAL LIMITED (the “Company”) will be held at Caliche Board Room, Level 26, Hong Leong Building, 16 Raffles Quay, Singapore 048581 on Thursday, August 6, 2026, at 10.00 a.m. (local time), for the following purposes:

As Ordinary Business

1.
To receive and adopt the audited financial statements and independent auditors’ report for the financial year ended December 31, 2025.
2.
To approve an increase in the limit of the Directors’ fees as set out in Bye-law 10(11) of the Bye-laws of the Company from US$250,000 to US$689,068 for the financial year ended December 31, 2025 (Directors’ fees paid for the financial year ended December 31, 2024 was US$700,000).
3.
To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:

(i) Mr. Kwek Leng Peck	(vi)	Mr. Xie Tao
(ii) Mr. Gan Khai Choon	(vii)	Mr. Neo Poh Kiat
(iii) Mr. Stephen Ho Kiam Kong	(viii)	Mr. Wong Hong Wai
(iv) Mr. Hoh Weng Ming
(v) Mr. Li Hanyang
4.
To re-elect Ms. Jiang Fei (appointed as a Director on December 23, 2025) retiring pursuant to Bye-law 4(3) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company.
5.
To authorize the Board of Directors to appoint up to the maximum of 11 Directors or such maximum number as determined from time to time by the shareholders in general meeting to fill any vacancies on the Board.
6.
To re-appoint Ernst & Young LLP as independent auditors of the Company and to authorize the Audit Committee to fix their remuneration.
7.
To transact any other business as may properly come before the Meeting or any other adjournment thereof.

By Order of the Board

Hoh Weng Ming President

July 7, 2026

Important Notes:

1.
By resolution of the Board, only Members entered in the Register of Members of the Company at the close of business on June 18, 2026, are entitled to receive notice of and to attend and vote at the Meeting.
2.
A Member is entitled to appoint one or more proxies to attend the Meeting and vote in his stead.
3.
A proxy need not be a Member of the Company.
4.
Members are encouraged to vote in advance by internet, telephone or by mail per the instructions on the proxy form not less than 48 hours before the time appointed for the Meeting. Beneficial owners of shares held in street name will need to follow the instructions provided by the broker, bank or other nominee that holds their shares.
5.
If a proxy is appointed, the proxy form and the power of attorney or other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581, Republic of Singapore OR to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for the Meeting, that is no later than 10.00 a.m. Singapore Time on Tuesday, August 4, 2026, or 10.00p.m. Eastern Time on Monday, August 3, 2026.
6.
Pursuant to the Bye-laws of the Company, no resolution of Members may be passed without the affirmative vote of the Special Share cast by the holder of the Special Share.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com

SOURCE China Yuchai International